 SMIC’s Shenzhen Fab Goes into Operation

— The first 8-inch wafer production line in Southern China

SHANGHAI, Dec. 16, 2014 /PRNewswire/ — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), the largest and most advanced pure-play foundry provider in China, announced today it has begun operations at its Shenzhen 200mm wafer fab. This fab is the first 8-inch production line to be put into operation in Southern China, and is also the first domestic IC production line to be launched after the ‘National Outline of Promoting the Development of IC Industry’ was issued this year.

The current growth of mobile communication devices and new applications such as IoT has created a large market demand that existing 8-inch capacity cannot meet. SMIC’s investment in the Shenzhen fab’s equipment and technology addresses this capacity shortage and further ensures that advanced international 8-inch wafer manufacturing requirements are met. According to the plan, by end of this year, the fab will reach an installed capacity of 10,000 wafers per month; by end of 2015 it will reach 20,000 wafers per month, and will continue to expand its capacity to meet the growing demand. The wafer production will mainly be applied to image sensors, logic circuits, power management IC and other consumer and communication electronics.

Shenzhen has China’s largest electronic information industry base, drawing on hundreds of IC design houses and ODM/OEMs, and the local industry makes up over 30% of China’s IC sales revenue. However, the Shenzhen area is still weak in IC manufacturing. The existing IC manufacturing base cannot keep up with the market demand due to a limited number of manufacturing companies in the area and a lack of 8-inch (or larger) wafer manufacturing capabilities. SMIC’s new 8-inch fab will help bridge this gap in Shenzhen’s IC industry supply chain and fill the void for an 8-inch production line and above in Southern China. Shenzhen’s existing abundance of upstream and downstream IC enterprises provides SMIC with a geographic advantage to establish closer links with clients and manufacturers, as well as offer more convenient and efficient services to help customers reduce time to market.

Dr. Tzu-Yin Chiu, SMIC’s Chief Executive Officer and Executive Director, attended the commissioning ceremony and said, “Shenzhen is a place of strategic importance for China’s IC industry, as the leader of domestic IC manufacturing enterprises. SMIC’s arrival will play an important role in completing Shenzhen’s semiconductor industry chain. However, our Shenzhen fab will also further strengthen SMIC’s capacity and strategic outlook. We look forward to cooperating with local upstream and downstream industry chain enterprises and complement each other’s advantages to maximize the benefits available.”

About SMIC

(“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab in Beijing and a majority owned 300mm fab for advance nodes under development; and a 200mm fab in Tianjin and Shenzhen. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. For more information, please visit www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This document contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets and intensive intellectual property litigation in high tech industry.

In addition to the information contained in this document, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 14, 2014, especially in the “Risk Factors” section and such other documents that we may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this document.

SMIC Contact Information:
English Media
Michael Cheung
Tel: +86-21-3861-0000 x16812
Email: Michael—Cheung@smics.com

Chinese Media
Jane Tang
Tel: +86-21-3861-0000 x10088
Email: Jane—Tang@smics.com